Exhibit 99.4

CERTIFICATE OF QUALIFICATION

I, Réjean Sirois, Vice President, Geology and Resources, at G Mining Services Inc., 1950 Blvd Taschereau, D Building, Suite 200, Brossard, Québec J4X 1C2, hereby certify that:

1.	I am a registered member of Ordre des Ingénieurs du Québec, # 38754;

2.	I am a member of the Prospectors & Developers Association of Canada, # 14892;

3.	I graduated from the Université du Québec à Chicoutimi in 1983 and have a Bachelor’s degree in Geological Engineering;

4.

I have practiced as a geological engineer since my graduation in exploration and mine geology. Over the last 27 years, I have completed numerous resource estimates for gold, silver, base metals and industrial minerals;

5.	I have been working for G Mining Services Inc. since September 2012 as Vice President, Geology and Resources;

6.	I have visited the Palmilla Gold Deposit on December 5-6, 2012;

7.

As Vice President, Geology and Resources, I have prepared the section 14.0 and items 10.2, 12.2, 12.5 and 12.7 of the present technical report. I also verify that the resource estimate is done according to the industry standards and that reflect the current understanding of the geology and mineralization of the Palmilla Gold Deposit;

8.

The mineral resource estimate and the classification are done in accordance with the definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and therefore, are compliant with the National Instrument 43-101 for mining projects;

9.

At the date of this certificate, to the best of my knowledge, the section 14 of the report entitled: “TECHNICAL REPORT ON THE PALMILLA GOLD PROJECT” with an effective date of the 15th of December, 2012 and also for the preparation of portions of this technical report where indicated in the report. The report contains all the necessary information that is required to be disclosed to make the report not misleading.

10.	I am a “Qualified Person” according to the NI 43-101 definition;

11.

I am independent of Petaquilla Minerals Limited, holder of the Rio Belencillo Concession as set out in Section 1.5 of National Instrument 43-101. I have had no prior involvement with the property that is the subject of this Technical Report.

12.	I am a full-time employee of G Mining Services Inc. and do not own shares of Petaquilla Minerals LTD.

Effective on this 11th Day of December, 2012

/s/ Réjean Sirois
Réjean Sirois, Ing.
Vice President, Geology and Resources
G Mining Services Inc.